

Mail Stop 6010

March 3, 2009

Via Facsimile and U.S. Mail

Mr. David Szostak
President
PetroAlgae Inc.
1901 S. Harbor City Blvd., Suite 300
Melbourne, FL   32901

> **Re:**   **PetroAlgae Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed June 18, 2008**
> **File No. 0-24836**

Dear Mr. Szostak:

We have reviewed your response letter dated February 18, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial statements

1.   Please refer to prior comment 1. We note from the proposed revision included with your response that in the second paragraph under "Item 9A(T). Controls and Procedures" you initially state "as of the end of the period covered by this report, Mr. Anthony concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective". However, in the penultimate sentence of the same paragraph you state "However, . . . the Company is <u>required</u> to revise its conclusion regarding its disclosure controls and procedures and conclude that those disclosure controls and procedures were not effective as of the end of the 2007 fiscal year." Given the exception noted in this message, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective or not effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your current principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures. For example, in the penultimate sentence, you could revise to state clearly, if true, that in light of the failure to provide management's report on internal control over financial reporting, the principal executive and financial officer has concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this report. You should not, however, retain the language in your current disclosure which appears to state that you have concluded your disclosure controls and procedures are effective but you are required to say they are not effective.

2.   In this regard, we note that your evaluation of disclosure controls and procedures was conducted by "the Company's sole officer and director". Please note that Item 307 of Regulation S-K requires this evaluation to be conducted by your principal executive and principal financial officers. Please revise the disclosure to clarify, if true, that your evaluation was conducted by your principal executive and principal financial officer and revise your filings as necessary.   This comment also applies to the effectiveness of internal controls over financial reporting.

Exhibit 31.1 and 31.2

3.   We note the proposed revised certifications to be included in this amendment to the Form 10-K and in the proposed amendments to each of the Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008. Please revise the certifications here and in future filings to clearly identify the signing official(s) as the Principal Executive and/or Principal Financial Officer.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief